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                              May 24, 2023

       Richard Kaiser
       Chief Financial Officer
       Bravo Multinational Inc.
       2020 General Booth Blvd., Suite 230
       Virginia Beach, VA 23454

                                                        Re: Bravo Multinational
Inc.
                                                            Schedule 14F-1
                                                            Filed May 17, 2023
                                                            File No. 005-84775

       Dear Richard Kaiser:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule 14F-1 Filed May 17, 2023

       General

   1. We note that the April 11, 2023 transaction appears to have resulted in TSMS, LLC; La
                                                        La La, LLC.; WTFJ
Investments, LLC. and Richard Tavano each acquiring more than 5%
                                                        of the Company   s
shares. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
                                                        Schedule 13D within 10
days after acquisition of more than 5% of a class of equity
                                                        securities specified in
Rule 13d-1(i). Based on the April 11, 2023 acquisition date, please advise us, to the
extent the issuer is in contact with each, why the above shareholders have not filed a Schedule
13D, and how the issuer verified the beneficial ownership
                                                        information reported.
Additionally, we note Paul Parliament owns more than 5% of the
                                                        Company's shares and
has not filed a Schedule 13D. Please advise.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Kaiser
Bravo Multinational Inc.
May 24, 2023
Page 2

        Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at
(202) 551-8094.



                                                           Sincerely,
FirstName LastNameRichard Kaiser
                                                           Division of
Corporation Finance
Comapany NameBravo Multinational Inc.
                                                           Office of Mergers &
Acquisitions
May 24, 2023 Page 2
cc:       Richard W. Jones, Esq.
FirstName LastName